SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of April, 2012

CHINA PETROLEUM & CHEMICAL CORPORATION
22 Chaoyangmen North Street,
Chaoyang District, Beijing, 100728
People's Republic of China
Tel: (8610) 59960114

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F	✓	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )
Yes	No	✓

(If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )
N/A

This Form 6-K consists of:

An announcement regarding the pre-conditional voluntary general offer for China Gas Holdings Limited, jointly made by China Gas Holdings Limited and China Petroleum & Chemical Corporation (the “Registrant”) on April 3, 2012.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

This announcement appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Offerors or China Gas nor is it a solicitation of any acceptance, vote or approval in any jurisdiction.

(incorporated in the Cayman Islands with limited liability)	(a joint stock company incorporated in the People’s Republic of China with limited liability)
(Stock Code: 2688)	(Stock Code: 386)

ANNOUNCEMENT

PRE-CONDITIONAL VOLUNTARY GENERAL OFFER FOR CHINA GAS HOLDINGS LIMITED

The Offerors note that various news articles speculated on comments made by Mr. Fu Chengyu, the Chairman of Sinopec Corp. (“Mr. Fu”), during the press conference of Sinopec Corp. on March 26, 2012 (the “Press Conference”). The Offerors hereby set out below a verbatim transcript of Mr. Fu’s comments regarding the Offers made in the Press Conference to correct any misinterpretations and/or misunderstandings that may have been resulted from the news articles.

Reference is made to the announcement jointly published by ENN Energy Holdings Limited (“ENN Energy”) and China Petroleum & Chemical Corporation (“Sinopec Corp.”) dated December 12, 2011 (the “Offer Announcement”) in which the Offerors jointly announced a pre-conditional voluntary cash offer. Terms defined in the Offer Announcement have the same meanings when used in this announcement unless the context otherwise requires.

The following sets out an English translation of the verbatim transcript of Mr. Fu’s comments regarding the Offers made during the Press Conference.

“Regarding the acquisition of China Gas, we and ENN Energy have provided an offer price, which reflects fair value given to China Gas in accordance with market circumstances. As to whether or not there will be an increase to the offer price, we do not have to complete this acquisition just for the sake of completing an acquisition. We cannot overpay by paying a price which is above market. And I believe the price we are offering is a price that has taken into account the market prices.”

The Offerors would like to state that the above remarks do not constitute a “no increase” statement pursuant to Rule 18.3 of the Takeovers Code and they reserve the right to revise the terms of the Offers.

The Offerors would like to remind China Gas Shareholders, China Gas Optionholders and potential investors not to speculate on the possibility of any revisions to the terms of the Offers. In addition, they are also reminded to rely on announcements published by the relevant parties to the Offers but not press reports in relation to any material new information regarding the Offers.

WARNING: China Gas Shareholders, China Gas Optionholders and potential investors should be aware that the making of the Offers is subject to the satisfaction or waiver (where applicable) of the Pre-Conditions and the Offers are subject to the Conditions being fulfilled or waived (as applicable) and thus the Offers may or may not be made and may or may not become unconditional. China Gas Shareholders, China Gas Optionholders and potential investors should therefore exercise caution when dealing in the China Gas Shares and any options or other rights in respect of them. Persons who are in doubt as to the action they should take should consult their stockbroker, bank manager, solicitor or other professional advisers.

Hong Kong, April 3, 2012

By order of the Board of Directors of	By order of the Board of Directors of
ENN Energy Holdings Limited	China Petroleum & Chemical Corporation
Cheng Chak Ngok	Chen Ge
Executive Director and Company Secretary	Secretary to the Board of Directors

The directors of ENN Energy jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Mr. Fu Chengyu, Sinopec Corp. and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by Mr. Fu Chengyu, Sinopec Corp. and/or its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

The directors of Sinopec Corp. jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to ENN Energy and its subsidiaries) and confirm, having made all reasonable enquires, that to the best of their knowledge, opinions expressed in this announcement (other than those expressed by ENN Energy and its subsidiaries) have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statements in this announcement misleading.

As at the date of this notice, the board of directors of ENN Energy comprises 12 directors, of whom Wang Yusuo, Cheung Yip Sang, Zhao Jinfeng, Yu Jianchao, Cheng Chak Ngok, Zhao Shengli and Wang Dongzhi are executive directors, Zhao Baoju, Jin Yongsheng are non-executive directors, Wang Guangtian, Yien Yu Yu, Catherine, Kong Chung Kau are independent non-executive directors.

As of the date of this notice, directors of Sinopec Corp. are: Fu Chengyu*, Wang Tianpu#, Zhang Yaocang*, Zhang Jianhua#, Wang Zhigang#, Cai Xiyou#, Cao Yaofeng*, Li Chunguang*, Dai Houliang#, Liu Yun*, Li Deshui+, Xie Zhongyu+, Chen Xiaojin+, Ma Weihua+  and Wu Xiaogen+.

#	Executive Director

*	Non-executive Director

+	Independent Non-executive Director

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

China Petroleum & Chemical Corporation

By:	/s/ Chen Ge

Name:	Chen Ge

Title:	Secretary to the Board of Directors

Date: April 5, 2012